EXHIBIT 99

Magna Announces First Quarter Results

  Sales of $10.6 billion decreased 2%, compared to global light vehicle production down 7%
  Excluding foreign currency translation and acquisitions net of divestitures, sales in each segment outpaced global light vehicle production
  Returned $403 million to shareholders through dividends of $119 million and $284 million in share repurchases
  2019 outlook reduced largely to reflect higher expected costs on certain ADAS programs, lower anticipated equity income in a transmission joint venture in China and lower estimated vehicle production
  2021 outlook reduced to reflect lower anticipated equity income in a transmission joint venture in China

AURORA, Ontario, May 09, 2019 (GLOBE NEWSWIRE) -- Magna International Inc. (TSX: MG; NYSE: MGA) today reported financial results for the first quarter ended March 31, 2019. Please click HERE for full first quarter Financial Statements and MD&A.

	THREE MONTHS ENDED
	March 31, 2019	March 31, 2018
Reported
Sales	$10,591	$10,792
Income from operations before income taxes	$1,368	$851
Net income attributable to Magna International Inc.	$1,106	$660
Diluted earnings per share	$3.39	$1.83
Non-GAAP Financial Measures(1) Adjusted EBIT	$720	$875

Adjusted diluted earnings per share	$1.63	$1.84

All results are reported in millions of U.S. dollars, except per share figures, which are in U.S. dollars
(1) Adjusted EBIT, Adjusted diluted earnings per share and Adjusted EBIT as a percentage of sales are Non-GAAP financial measures that have no standardized meaning under U.S. GAAP, and as a result may not be comparable to the calculation of similar measures by other companies. A reconciliation of these Non-GAAP financial measures is included in the back of this press release.

“We have revised our Outlook for 2019 to reflect lower vehicle production globally. In addition, we are seeing margin pressure in our Power & Vision segment related to higher program engineering and other costs for certain new ADAS programs and at a Getrag joint-venture in China due to lower than previously anticipated sales. Despite these matters, we remain confident in our ability to outpace production in our markets, generate strong free cash flow, and create value for our shareholders.”
- Don Walker, Magna’s Chief Executive Officer

SALE OF FLUID PRESSURE & CONTROLS BUSINESS

During the first quarter of 2019, we completed the sale of our Fluid Pressure & Controls business to Hanon Systems for total consideration of $1.23 billion.  We reported a gain of $516 million on the transaction and received proceeds, net of transaction costs and income taxes, of $1.1 billion.

THREE MONTHS ENDED MARCH 31, 2019

Our Body Exteriors & Structures segment performed better than we anticipated and Complete Vehicles performed in line with our expectations in the first quarter of 2019.  Our seating business is launching new business in a new facility and has incurred higher costs than previously anticipated. Our Power & Vision segment was below our expectations largely as a result of higher program engineering and other costs associated with certain new ADAS programs.

On a consolidated basis, we posted sales of $10.59 billion for the first quarter of 2019, a decrease of 2% over the first quarter of 2018. This compares to global light vehicle production that decreased 7%, led by a 17% decline in China, and a 3% decline in each of North America and Europe.  Excluding the impact of foreign currency translation and acquisitions net of divestitures, consolidated sales increased 3%, and by segment: Complete Vehicles and Seating increased 26% and 2% respectively, Power & Vision decreased 1% and Body Exteriors & Structures decreased 3%.

Adjusted EBIT decreased 18% to $720 million in the first quarter of 2019 resulting in an adjusted EBIT as a percentage of sales of 6.8% in the first quarter of 2019 compared to 8.1% in the first quarter of 2018.  This margin decline reflects:

  lower margins in our Power & Vision segment, largely driven by higher engineering and other costs in our electronics business, and lower equity income;
  lower margins in our Seating segment as a result of higher costs on the launch of new seating programs and lower production volumes on certain programs; and
  an increase in the proportion of sales generated in our Complete Vehicles segment relative to total sales, which have significantly lower margins than our consolidated average.

These factors were partially offset by higher margins in our Body Exteriors & Structures segment primarily as a result of lower launch costs and productivity and efficiency improvements at certain facilities.

Income from operations before income taxes was $1,368 million for the first quarter of 2019 compared to $851 million in the first quarter of 2018.  Included in Income from operations before income taxes in the first quarter of 2019 were Other (income) expense, net items totaling $679 million comprised of a gain on the sale of our Fluid Pressure & Controls business and an unrealized gain on the revaluation of our investment in Lyft, partially offset by restructuring costs.  Income from operations before income taxes in the first quarter of 2018 included Other expense of $3 million.  Excluding Other (income) expense, net from both periods, income from operations before income taxes decreased $165 million in the first quarter of 2019 compared to the first quarter of 2018.

Net income attributable to Magna International Inc. was $1,106 million for the first quarter of 2019 compared to $660 million in the first quarter of 2018.  Included in net income attributable to Magna International Inc. in the first quarter of 2019 were Other (income) expense, net items totaling $575 million after tax.  Net income attributable to Magna International Inc. in the first quarter of 2018 included Other expense of $3 million after tax.  Excluding Other (income) expense, net from both periods, net income attributable to Magna International Inc. decreased $132 million in the first quarter of 2019 compared to the first quarter of 2018.

Diluted earnings per share increased to $3.39 in the first quarter of 2019, compared to $1.83 in the comparable period.  Adjusted diluted earnings per share decreased 11% to $1.63 compared to $1.84 for the first quarter of 2018.

In the first quarter of 2019, we generated cash from operations before changes in operating assets and liabilities of $888 million, and invested $294 million in operating assets and liabilities. Investment activities for the first quarter of 2019 were $333 million, including $251 million in fixed asset additions and an $82 million increase in investments, other assets and intangible assets.

RETURN OF CAPITAL TO SHAREHOLDERS

During the three months ended March 31, 2019, we paid dividends of $119 million.  In addition, we repurchased 5.6 million shares for $284 million in the first quarter of 2019.

Yesterday, our Board of Directors declared a quarterly dividend of $0.365 with respect to our outstanding Common Shares for the quarter ended March 31, 2019. This dividend is payable on June 7, 2019 to shareholders of record on May 24, 2019.

“Despite the lower production environment and some challenges we are facing in certain businesses, free cash flow generation was strong in the first quarter. We expect to generate between $1.8 and $2 billion of free cash flow this year, an increase from 2018.”
- Vince Galifi, Magna’s Chief Financial Officer

SEGMENT SUMMARY

($Millions unless otherwise noted)	For the three months ended March 31,
	Sales			Adjusted EBIT
	2019	2018	Change	2019	2018	Change
Body Exteriors & Structures	$4,308	$4,619	$(311)	$363	$343	$20
Power & Vision	3,083	3,190	(107)	216	359	(143)
Seating Systems	1,433	1,470	(37)	94	130	(36)
Complete Vehicles	1,928	1,660	268	28	19	9
Corporate and Other	(161)	(147)	(14)	19	24	(5)
Total Reportable Segments	$10,591	$10,792	$(201)	$720	$875	$(155)

	For the three months ended March 31,
	Adjusted EBIT as a percentage of sales
	2019	2018	Change
Body Exteriors & Structures	8.4%	7.4%	1.0%
Power & Vision	7.0%	11.3%	(4.3)%
Seating Systems	6.6%	8.8%	(2.2)%
Complete Vehicles	1.5%	1.1%	0.4%
Consolidated Average	6.8%	8.1%	(1.3)%

For further details on our segment results, please see our Management’s Discussion and Analysis of Results of Operations and Financial Position and our Interim Financial Statements.

UPDATED 2019 OUTLOOK

	Current	Previous
Light Vehicle Production (Units)
North America	16.7 million	17.0 million
Europe	21.5 million	22.3 million

Segment Sales
Body Exteriors & Structures	$16.3 - $17.1 billion	$16.8 - $17.6 billion
Power & Vision	$11.0 - $11.6 billion	$11.2 - $11.8 billion
Seating Systems	$5.5 - $5.9 billion	$5.8 - $6.2 billion
Complete Vehicles	$6.9 - $7.3 billion	$6.9 - $7.3 billion

Total Sales	$39.1 - $41.3 billion	$40.2 - $42.4 billion

Adjusted EBIT Margin(2)	6.7% - 7.0%	7.3% - 7.6%

Equity Income (included in EBIT)	$150 – $195 million	$195 – $240 million

Interest Expense, net	Approximately $100 million	Approximately $100 million

Income Tax Rate(3)	Approximately 24%	Approximately 24%

Net Income attributable to Magna	$1.9 - $2.1 billion	$2.1 - $2.3 billion

Capital Spending	Approximately $1.7 billion	Approximately $1.7 billion

(2) Adjusted EBIT Margin is the ratio of Adjusted EBIT to Total Sales. (3) The Income Tax Rate has been calculated using Adjusted EBIT and is based on current tax legislation.

In this 2019 outlook, we have assumed:

  2019 light vehicle production volumes (as set out above);
  no material unannounced acquisitions or divestitures; and
  foreign exchange rates for the most common currencies in which we conduct business relative to our U.S. dollar reporting currency as follows:
    °  1 Canadian dollar equals U.S. dollars 0.743
    °  1 euro equals U.S. dollars 1.124

UPDATED 2021 OUTLOOK FOR EQUITY INCOME AND ADJUSTED EBIT MARGIN PERCENTAGE

We have updated our 2021 outlook for one of our transmission joint ventures in China.  Equity income has been reduced by $70 million as a result of lower than expected production volumes on programs to supply transmissions.  We now expect equity income in 2021 to be between $220 million and $275 million, compared to a range of between $290 million and $345 million previously, as set out in our outlook dated January 15, 2019.

As a result of our reduced equity income outlook we now expect our 2021 Adjusted EBIT margin percentage to be in the 7.9% to 8.3% range, compared to a previous range of 8.1% to 8.5%, as provided in January.

We have made no other updates to our 2021 outlook from January, including updates in assumptions with respect to total light vehicle production volumes, material unannounced acquisitions and divestitures and foreign exchange rates.  To the extent that these assumptions change, our outlook may be further impacted.

NON-GAAP FINANCIAL MEASURES RECONCILIATION

Adjusted EBIT

The following table reconciles net income to Adjusted EBIT:

	For the three months ended March 31,
	2019	2018

Net Income	$1,101	$669
Add:
Interest expense, net	31	21
Other (income) expense, net	(679)	3
Income taxes	267	182
Adjusted EBIT	$720	$875

Adjusted EBIT as a percentage of sales (“Adjusted EBIT margin”)

Adjusted EBIT as a percentage of sales is calculated in the table below:

	For the three months ended March 31,
	2019	2018

Sales	$10,591	$10,792
Adjusted EBIT	$720	$875
Adjusted EBIT as a percentage of sales	6.8%	8.1%

Adjusted diluted earnings per share

The following table reconciles net income attributable to Magna International Inc. to Adjusted diluted earnings per share:

	For the three months ended March 31,
	2019	2018

Net income attributable to Magna International Inc.	$1,106	$660
Add (less):
Other (income) expense, net	(679)	3
Tax effect on Other (income) expense, net	104	—
Adjusted net income attributable to Magna International Inc.	$531	$663
Diluted weighted average number of Common Shares outstanding during the year (millions):	326.3	359.9
Adjusted diluted earnings per share	$1.63	$1.84

Certain of the forward-looking financial measures in this press release are provided on a Non-GAAP basis. In addition to Adjusted EBIT and Adjusted EBIT Margin (as defined in the Updated 2019 Outlook above), free cash flow has also been discussed.  Free cash flow represents cash from operating activities plus proceeds from normal course dispositions of fixed and other assets minus capital spending minus investments in other assets.  We do not provide a reconciliation of such forward-looking measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.  To do so would be potentially misleading and not practical given the difficulty of projecting items that are not reflective of on-going operations in any future period. The magnitude of these items, however, may be significant.

This press release together with our Management’s Discussion and Analysis of Results of Operations and Financial Position and our Interim Financial Statements are available in the Investor Relations section of our website at www.magna.com/investors and filed electronically through the System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com as well as on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov.

We will hold a conference call for interested analysts and shareholders to discuss our first quarter ended March 31, 2019 results on Thursday, May 9, 2019 at 8:30 a.m. EST. The conference call will be chaired by Don Walker, Chief Executive Officer. The number to use for this call from North America is 1-800-954-0587. International callers should use 1-312-281-2942. Please call in at least 10 minutes prior to the call start time. We will also webcast the conference call at www.magna.com. The slide presentation accompanying the conference call will be available on our website prior to the call.

TAGS
Quarterly earnings, record quarter, financial results, sales growth

INVESTOR CONTACT
Louis Tonelli, Vice-President, Investor Relations
louis.tonelli@magna.com  │  905.726.7035

MEDIA CONTACT
Tracy Fuerst, Director of Corporate Communications & PR
tracy.fuerst@magna.com  │  248.631.5396

OUR BUSINESS (4)
We are a mobility technology company. We have more than 169,000 entrepreneurial-minded employees and 338 manufacturing operations and 89 product development, engineering and sales centres in 28 countries. We have complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mirrors & lighting, mechatronics and roof systems. Magna also has electronic and software capabilities across many of these areas. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA).

(4) Manufacturing operations, product development, engineering and sales centres and employee figures include certain equity-accounted operations.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements") and are intended to provide information about management's current expectations and plans. Such forward-looking statements may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, strategic objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "aim", "forecast", "outlook", "project", "estimate", "target" and similar expressions suggesting future outcomes or events to identify forward-looking statements. Forward-looking statements in this press release include, but are not limited to, statements relating to:

  Our expectations for development, validation, testing and other costs related to our advanced driver assistance systems;
  Our ability to outpace production in our markets;
  Cash flow expectations;
  Magna’s forecast of light vehicle production in North America and Europe;
  Expected consolidated sales, based on such light vehicle production, including expected split by segment in our Body Exteriors & Structures; Power & Vision; Seating Systems; and Complete Vehicles segments;

  Consolidated Adjusted EBIT margin;
  Consolidated equity income;
  Net interest expense;
  Effective income tax rate;
  Adjusted net income;
  Fixed asset expenditures; and
  Future returns of capital to our shareholders, including through dividends and share repurchases.

Our forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. While we believe we have a reasonable basis for making such forward-looking statements, they are not a guarantee of future performance or outcomes. Whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation:

Risks Related to the Automotive Industry
  economic cyclicality;
  regional production volume declines;
  intense competition;
  potential restrictions on free trade;
  trade disputes/tariffs;
Customer and Supplier Related Risks
  concentration of sales with six customers;
  shifts in market shares among vehicles or vehicle segments;
  shifts in consumer "take rates" for products we sell;
  quarterly sales fluctuations;
  potential loss of any material purchase orders;
  a deterioration in the financial condition of our supply base;
Manufacturing Operational Risks
  product and new facility launch risks;
  operational underperformance;
  restructuring costs;
  impairment charges;
  labour disruptions;
  supply disruptions;
  climate change risks;
  attraction/retention of skilled labour;
IT Security Risk
  IT/Cybersecurity breach;
Pricing Risks
  pricing risks between time of quote and start of production;
  price concessions;
  commodity costs;
  declines in scrap steel prices;
Warranty / Recall Risks
  costs to repair or replace defective products;
  warranty costs that exceed warranty provision;
  costs related to a significant recall;
Acquisition Risks
  inherent merger and acquisition risks;
  acquisition integration risk;
Other Business Risks
  risks related to conducting business through joint ventures;
  our ability to consistently develop and commercialize innovative products or processes;
  our changing business risk profile as a result of increased investment in electrification and autonomous driving, including: higher R&D and engineering costs, and challenges in quoting for profitable returns on products for which we may not have significant quoting experience;
  risks of conducting business in foreign markets;
  fluctuations in relative currency values;
  tax risks;
  reduced financial flexibility as a result of an economic shock;
  changes in credit ratings assigned to us;
Legal, Regulatory and Other Risks
  antitrust risk;
  legal claims and/or regulatory actions against us; and
  changes in laws and regulations, including those related to vehicle emissions.

In evaluating forward-looking statements or forward-looking information, we caution readers not to place undue reliance on any forward-looking statement, and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements, including the risks, assumptions and uncertainties above which are discussed in greater detail in this document under the section titled "Industry Trends and Risks" and set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings.